

September 30, 2014

Via E-mail
Scott E. Beer
General Counsel
Zayo Group Holdings, Inc.
1805 29th Street, Suite 2050
Boulder, CO 80301

> **Re:** **Zayo Group Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 25, 2014**
> **File No. 333-197215**

Dear Mr. Beer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial statements

Statements of Operations, page F-5

1. We note on page 50 that selling, general and administrative expenses include network operating expenses and all compensation and benefits, which appear to be a cost of generating revenue. Please revise your consolidated statement of operations presentation to exclude all costs that are attributed to generating revenue from the selling, general and administrative expense line item. Also revise your MD&A presentation accordingly.

Note 19 – Subsequent events, page F-55

2. We note on page 105 that Mr. Caruso will receive a one-time grant of restricted stock units in an amount equal to $2,750,000 divided by the offering price. Please revise to

include disclosure of this agreement or tell us why you believe this subsequent event is not material.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3257 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director